TABLE OF CONTENTS

SCHEDULE 13D
    Item 1. Security and Issuer.
    Item 2. Identity and Background.
    Item 3. Source and Amount of Funds or Other Consideration.
    Item 4. Purpose of Transaction.
    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
    Item 7. Material to be Filed as Exhibits.
SIGNATURES
    Schedule A
    Schedule B
EX-1 Agreement and Plan of Merger
EX-2 Purchase and Sale and Voting Agreement
EX-3 Shareholders Agreement
EX-4 Shareholders Agreement

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Network Six, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640901203

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

(Page 1 of 16 Pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NSI Systems Inc. ("Merger Sub")	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ___
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION Rhode Island	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	496,127.42[a]
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	496,127.42[a]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,127.42[a]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _____
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8 percent[b]
14	TYPE OF REPORTING PERSON CO

(a) No shares of Common Stock, par value $0.10 per share, of Network Six, Inc. have been purchased, directly or indirectly by TRW Inc. or Merger Sub. Rather, Merger Sub and TRW may be deemed to have beneficial ownership of the shares reported herein pursuant to certain agreements described herein. This figure includes:

- 178,571.42 shares of Common Stock into which 714,285.71 shares of Series A Convertible Preferred Stock are convertible, as to which Merger Sub and TRW possess shared voting and dispositive as a result of the Preferred Agreement (as defined herein);

- 184,696 shares of Common Stock as to which Merger Sub and TRW possess shared voting and dispositive power as a result of the Common Shareholder Voting Agreement (as defined herein); and

- 132,860 shares of Common Stock as to which Merger Sub and TRW possess shared voting and dispositive power as a result of the Employee Shareholder Voting Agreement (as defined herein), which includes 64,375 shares of Common Stock which certain parties to that agreement have the right to acquire within 60 days pursuant to the exercise of stock options.

(b) As calculated in accordance with Rule 13d-3, this percentage includes as outstanding in the class 178,571.42 shares of Common Stock into which the preferred shares referred to above are convertible and the 64,375 shares of Common Stock which may be acquired pursuant to the exercise of stock options referred to above.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRW Inc. ("TRW"), I.D. #34-0575430	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) ___
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	496,127.42[a]
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	496,127.42[a]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,127.42[a]	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8 percent[b]	
14	TYPE OF REPORTING PERSON CO	

(a) No shares of Common Stock, par value $0.10 per share, of Network Six, Inc. have been purchased, directly or indirectly by TRW Inc. or Merger Sub. Rather, Merger Sub and TRW may be deemed to have beneficial ownership of the shares reported herein pursuant to certain agreements described herein. This figure includes:

- 178,571.42 shares of Common Stock into which 714,285.71 shares of Series A Convertible Preferred Stock are convertible, as to which Merger Sub and TRW possess shared voting and dispositive as a result of the Preferred Agreement (as defined herein);

- 184,696 shares of Common Stock as to which Merger Sub and TRW possess shared voting and dispositive power as a result of the Common Shareholder Voting Agreement (as defined herein); and

- 132,860 shares of Common Stock as to which Merger Sub and TRW possess shared voting and dispositive power as a result of the Employee Shareholder Voting Agreement (as defined herein), which includes 64,375 shares of Common Stock which certain parties to that agreement have the right to acquire within 60 days pursuant to the exercise of stock options.

(b) As calculated in accordance with Rule 13d-3, this percentage includes as outstanding in the class 178,571.42 shares of Common Stock into which the preferred shares referred to above are convertible and the 64,375 shares of Common Stock which may be acquired pursuant to the exercise of stock options referred to above.

SCHEDULE 13D

Item 1. Security and Issuer.

The title of the class of securities which is the subject of this report is common stock, par value $.10 per share ("Common Stock") of Network Six, Inc. ("Network Six"). Network Six is a Rhode Island corporation that has its principal executive offices at 475 Kilvert Street, Warwick, Rhode Island 02886.

Item 2. Identity and Background.

(a)-(c), (f) This statement is filed on behalf of TRW Inc. ("TRW") and NSI Systems Inc., a wholly owned subsidiary of TRW ("Merger Sub"). The principal offices of TRW and Merger Sub are located at 1900 Richmond Road, Cleveland, Ohio 44124. TRW is incorporated under the laws of the State of Ohio and Merger Sub is incorporated under the laws of the State of Rhode Island. TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in the aerospace, information systems and automotive markets. Merger Sub was incorporated to effect the Merger (as defined in Item 3). Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of TRW and Merger Sub.

(d)-(e) During the last five years, neither TRW, Merger Sub nor, to the best knowledge of TRW and Merger Sub, any of TRW's or Merger Sub's directors and executive officers has either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated as of June 6, 2001 (the "Merger Agreement"), among Network Six, TRW and Merger Sub, and subject to the conditions set forth therein (including approval by shareholders of Network Six), Merger Sub will merge with and into Network Six and Network Six will become a wholly owned subsidiary of TRW (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Network Six with Network Six remaining as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of TRW.

In connection with the execution of the Merger Agreement, Saugatuck Capital Company Limited Partnership III (the "Preferred Shareholder"), the beneficial owner of all 714,285.71 outstanding shares of Series A Convertible Preferred Stock of Network

Six, par value $3.50 per share (the "Preferred Shares"), entered into a Purchase and Sale and Voting Agreement with TRW and Merger Sub dated as of June 6, 2001 (the "Preferred Agreement"). The holder of the Preferred Shares is entitled to one vote for every four shares held by it on each matter to be voted upon by the holders of Common Stock. Each Preferred Share may be converted at any time into Common Stock, on a basis of one share of Common Stock for four Preferred Shares, therefore, the Preferred Shareholder is deemed to beneficially own 178,571.42 shares of Common Stock.

In the Preferred Agreement, the Preferred Shareholder agreed to (a) vote the Preferred Shares in favor of the Merger Agreement and the Merger and certain related matters and (b) sell the Preferred Shares to Merger Sub in exchange for: (i) a promissory note from Merger Sub, unconditionally guaranteed by TRW, in an aggregate principal amount of $2,500,000 and (ii) cash in an amount equal to all the accrued and unpaid dividends on the Preferred Shares. Such cash payment shall be based on (A) the rate provided for in Network Six's Restated Articles of Incorporation through and including March 31, 2001 that remain unpaid at the time of such sale and (B) 6 percent per annum from March 31, 2001 through the date of such sale. The Preferred Shareholder also agreed that if, solely as a result of the consummation of the transactions contemplated by the Merger Agreement, a Change of Control (as defined in Network Six's Restated Articles of Incorporation) of Network Six occurs before Merger Sub or TRW acquires the Preferred Shares from the Preferred Shareholder, Preferred Shareholder will not exercise its right and option to sell to Network Six all or a portion of the Preferred Shares for a price per share of $5.60 plus accrued and unpaid dividends to the date of such Change of Control, subject to its receipt of the consideration described above and the closing of the Merger. Subject to satisfaction or waiver of the conditions to closing contained in the Preferred Agreement, the purchase and sale of the Preferred Shares will occur immediately prior to the closing of the Merger. TRW did not pay additional consideration to the Preferred Shareholder in connection with the execution and delivery of the Preferred Agreement.

In connection with the execution of the Merger Agreement, certain shareholders of Network Six who beneficially own in the aggregate 184,696 shares of Common Stock entered into an agreement with TRW and Merger Sub (the "Common Shareholder Voting Agreement") whereby each such shareholder (collectively, the "Common Shareholders") agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by them (including all shares which may be acquired by them prior to the termination of the Common Shareholder Voting Agreement, whether upon the exercise of Company Options or otherwise) in favor of the Merger Agreement and the Merger and certain related matters. TRW did not pay additional consideration to any of the Common Shareholders in connection with the execution and delivery of the Common Shareholder Voting Agreement.

In connection with the execution of the Merger Agreement, certain employees and a trust affiliated with one employee (the "Employee Shareholders") of Network Six beneficially owning in the aggregate 132,860 shares of Common Stock entered into an agreement with TRW and Merger Sub (the "Employee Shareholder Voting Agreement") whereby each such Employee Shareholder agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by them (including all shares which may be acquired by them prior to the termination of the Employee Shareholder Voting Agreement, whether upon the exercise of Company Options or otherwise) in favor of the

Merger Agreement and the Merger and certain related matters. TRW did not pay additional consideration to any of the Employee Shareholders in connection with the execution and delivery of the Employee Shareholder Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement, the Preferred Agreement, the Employee Shareholder Voting Agreement and the Common Shareholder Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, the Preferred Agreement, the Employee Shareholder Voting Agreement and the Common Shareholder Voting Agreement, each included as Exhibits to this Schedule 13D.

Item 4. Purpose of Transaction.

(a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of TRW, with and into Network Six in a statutory merger pursuant to the applicable provisions of Rhode Island Law. Subject to the satisfaction or waiver of the conditions to closing set forth in the Preferred Agreement, Merger Sub will purchase the Preferred Shares from the Preferred Shareholder immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger, in exchange for the consideration for such shares described in Item 3. At the Effective Time, the separate existence of Merger Sub will cease and Network Six will continue as the Surviving Corporation and as a wholly owned subsidiary of TRW. Each holder of outstanding Common Stock will receive, in exchange for each share of Common Stock held by such holder, $3.60 in cash, without interest, subject to any dissenters' rights. The Merger Agreement provides that each outstanding option to purchase Common Stock granted under Network Six's stock option plans ("Company Options") shall, as a result of the Merger, be fully exercisable and vested immediately prior to the Effective Time and all Company Options which are outstanding immediately prior to the Effective Time shall be cancelled and the holder of such Company Options shall be entitled to receive an amount, if any, equal to the excess of $3.60 per share over the exercise price per share thereof (net of applicable withholding taxes), provided that the holder of any such Company Option shall, as a condition to any such payment and prior to the Effective Time, deliver an executed Amendment to Stock Option Awards agreement.

Pursuant to the Preferred Agreement, the Preferred Shareholder has agreed to vote its Preferred Shares at any Network Six shareholders meeting and in any action by consent of the shareholders of Network Six (a) in favor of the Merger and the Merger Agreement (as amended from time to time; provided that the Preferred Shareholder shall not be required to vote to approve the Merger if any amendment to the Merger Agreement materially adversely affects the Preferred Shareholder's interest in the Merger, unless the Preferred Shareholder agrees to such amendment), (b) against any Takeover Proposal (as defined in the Merger Agreement) and certain other proposals and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Merger Sub or its nominees to vote the Preferred Shares directly. The Preferred Agreement shall terminate (i) by the written mutual consent of the Preferred Shareholder, TRW and Merger Sub, (ii) by TRW or the Preferred Shareholder if the Merger shall not have been consummated on or before December 3, 2001;

provided Network Six's failure to perform any of its obligations under the Merger Agreement does not result in the failure of the Merger to be consummated by such date, or (iii) automatically upon the termination of the Merger Agreement in accordance with its terms.

Pursuant to the Common Shareholder Voting Agreement, each of the Common Shareholders has agreed to vote the shares of Common Stock beneficially owned by it at any Network Six shareholders meeting and in any action by consent of the shareholders of Network Six (a) in favor of the Merger and the Merger Agreement (as amended from time to time; provided that no amendment shall reduce the consideration payable with respect to each share of Common Stock or change the nature of such consideration), (b) against any Takeover Proposal and (c) in favor of any other matter which the board of directors of Network Six proposes on the grounds that it is necessary for consummation of the transactions contemplated by the Merger Agreement, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Merger Sub or its nominees to vote the Common Stock directly. The Common Shareholder Voting Agreement shall terminate (i) by the written mutual consent of the Common Shareholders, TRW and Merger Sub, (ii) by TRW or any of the Common Shareholders (with respect to such Common Shareholder) if the Merger shall not have been consummated on or before December 3, 2001 or (iii) automatically upon the termination of the Merger Agreement.

Pursuant to the Employee Shareholder Voting Agreement, each of the Employee Shareholders has agreed to vote the shares of Common Stock beneficially owned by it at any Network Six shareholders meeting and in any action by consent of the shareholders of Network Six (a) in favor of the Merger and the Merger Agreement (as amended from time to time), (b) against any Takeover Proposal and certain other proposals and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Merger Sub or its nominees to vote the Preferred Shares directly. The Employee Shareholder Voting Agreement shall terminate (i) by the written mutual consent of the Employee Shareholders, TRW and Merger Sub, (ii) by TRW or any of the Employee Shareholders (with respect to such Employee Shareholder) if the Merger shall not have been consummated on or before December 3, 2001; provided Network Six's failure to perform any of its obligations under the Merger Agreement does not result in the failure of the Merger to be so consummated by such time or (iii) automatically upon the termination of the Merger Agreement in accordance with its terms. Each Employee Shareholder that is the holder of Company Options also agreed to execute and deliver an Amendment to Stock Option Awards agreement.

The Preferred Shareholder, each Common Shareholder and each Employee Shareholder has agreed that, during the term of the Preferred Agreement, the Common Shareholder Voting Agreement, or the Employee Shareholder Voting Agreement, as the case may be, it will not, and will not offer or agree to, sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on the shares covered by such agreement.

The Preferred Shareholder, each Common Shareholder and each Employee Shareholder also agreed to revoke any and all prior proxies or powers of attorney in respect of any of the shares covered by such agreement and constituted and appointed TRW and Merger Sub, or any nominee of TRW and Merger Sub, with full power of substitution and resubstitution, at any time during the term of the applicable agreement, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, to demand that the Secretary of Network Six call a special meeting of shareholders for the purpose of considering the Merger and related matters and to vote all of its Network Six shares as their Proxy, at every annual, special, adjourned or postponed meeting of shareholders, including the right to sign their name (as shareholder) to any consent, certificate or other document relating to Network Six that the law of the State of Rhode Island may permit or require in connection with any such matter.

The Preferred Shareholder, each Common Shareholder and each Employee Shareholder agreed that, during the term of the applicable agreement, it would not solicit, initiate or encourage any inquiries or the making of any proposal relating to (i) any acquisition of all or any of the such shareholder's Preferred Shares or Common Stock, as the case may be, or (ii) any transaction that constitutes a Takeover Proposal. Each such shareholder agreed to terminate any existing or prior discussions or negotiations with any person with respect to any of the foregoing and to notify Parent and Merger Sub promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and to indicate to Parent and Merger Sub in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact.

The purpose of the transactions under the Preferred Agreement is to acquire the Preferred Shares and to help enable TRW to consummate the transactions contemplated under the Merger Agreement. The purpose of the transactions under the Common Shareholder Voting Agreement and the Employee Shareholder Voting Agreement is to help enable TRW to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub and the officers of the Surviving Corporation shall be the current officers of Merger Sub. The initial directors and officers of the Surviving Corporation are expected to be the following persons, each of whom are officers or employees of TRW Inc.:

William B. Lawrence	Director; President
William B. Warren	Vice President
Marsha A. Klontz	Director; Vice President and Secretary
Kathleen A. Weigand	Vice President and Assistant Secretary
Ronald P. Vargo	Vice President and Treasurer
David B. Goldston	Vice President
Edward L. Bennardo	Assistant Treasurer
David F. Menz	Assistant Secretary

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Rhode Island Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

(h)-(i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Exchange Act of 1934 and delisted from The Nasdaq SmallCap Market.

(j) Other than described above, TRW currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although TRW reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b) TRW has sole dispositive and voting power with respect to no shares. As a result of the Preferred Agreement, the Common Shareholder Voting Agreement and the Employee Shareholder Voting Agreement, each of TRW and Merger Sub may be deemed to be the beneficial owner of 496,127.42 shares of Common Stock. This figure includes:

- 178,571.42 shares of Common Stock that the Preferred Shareholder has the right to acquire upon conversion, at its option, of the Preferred Shares;

- 184,696 shares of Common Stock beneficially owned by the Common Shareholders; and

- 132,860 shares of Common Stock beneficially owned by the Employee Shareholders, including 64,375 shares of Common Stock that certain Employee Shareholders have the right to acquire within 60 days pursuant to the exercise of Company Options.

The shares of Common Stock as to which TRW and Merger Sub share voting and dispositive power pursuant to the agreements described herein constitute approximately 46.8% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of June 6, 2001, as calculated pursuant to Rule 13d-3 under the Securities Exchange Act and based on representations in the Merger Agreement by Network Six as to the number of shares of Common Stock outstanding on such date. TRW may be deemed to have shared power to vote and shared power to dispose of the shares with respect to those matters described above. TRW, Merger Sub, and the directors and executive officers of TRW and Merger Sub disclaim beneficial ownership of these shares.

To TRW's knowledge, no person listed on Schedule A beneficially owns any securities of Network Six.

Set forth on Schedule B are the names and principal business addresses of the shareholders of Network Six that have entered into the Preferred Agreement, the Common Shareholders Agreement and the Employee Shareholders Agreement with TRW, and, in each case as applicable, their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, their state or place of organization, and their citizenship, to TRW's knowledge, which information is based on information disclosed by Network Six and such shareholders in their respective public filings with the Securities and Exchange Commission and on information provided by such parties to TRW. To the knowledge of TRW and Merger Sub, none of the persons or entities listed on Schedule B nor any executive officer, director or controlling person of any of them, has, during the last five years, been (i) convicted in any criminal proceeding excluding traffic violations or similar misdemeanors or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(c) No transactions have been effected in the Common Stock of Network Six by TRW or Merger Sub or, to the best knowledge of TRW and Merger Sub, by TRW's or Merger Sub's directors and executive officers within the past 60 days.

(d) To the knowledge of TRW, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Network Six reported on herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement, the Preferred Agreement, the Common Shareholder Voting Agreement and the Employee Shareholder Voting Agreement described herein and other than as set forth below in this Item 6, to the knowledge of TRW and Merger Sub, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Network Six, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Concurrently with the execution and delivery of the Merger Agreement, TRW entered into a Voluntary Termination and Severance Agreement with James J. Ferry, Vice President of Finance and Administration, Chief Financial Officer and Treasurer of Network Six pursuant to which TRW agreed, among other things, to pay Mr. Ferry an amount equal to $3.60 per share multiplied by 15,000 (which is the number of Restricted Stock Units that Mr. Ferry would otherwise be entitled to upon consummation of the certain transactions, including the Merger), less applicable taxes. The agreement becomes effective upon the effectiveness of the Merger.

Concurrently with the execution and delivery of the Merger Agreement, TRW entered into an Employment Agreement with Donna J. Guido, Vice President of Information Systems of Network Six pursuant to which TRW agreed, among other things, to pay Ms. Guido an amount equal to $3.60 per share multiplied by 15,000 (which is the number of Restricted Stock Units that Ms. Guido would otherwise be entitled to upon consummation of the certain transactions, including the Merger), less applicable taxes. The agreement becomes effective upon the effectiveness of the Merger.

As discussed in the response to Item 3 of this Schedule 13D, TRW, Merger Sub and Network Six are also parties to an Agreement and Plan of Merger, attached as an exhibit hereto and incorporated herein by reference. Please see the response to Item 3 of this Schedule 13D with respect to each of these instruments and agreements, which information is incorporated into this response to Item 6 of this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No	Document
1	Agreement and Plan of Merger among TRW Inc., NSI Systems Inc. and Network Six, Inc., dated June 6, 2001
2	Purchase and Sale and Voting Agreement between TRW Inc., NSI Systems Inc. and Saugatuck Capital Company Limited Partnership III, dated June 6, 2001
3	Shareholders Agreement among TRW Inc., NSI Systems Inc., Alliance Capital Investment Corp., Jericho Capital Corp. SEP F/B/O Kenneth Greene, Kenneth Greene and Stacie Greene, dated June 6, 2001
4	Shareholders Agreement among TRW Inc., NSI Systems Inc., Kenneth C. Kirsch, Kenneth C. Kirsch Revocable Trust – 1993 and Donna J. Guido, dated June 6, 2001

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2001

TRW INC.

By: /s/ Kathleen A. Weigand
_____
Kathleen A. Weigand
Vice President, Assistant General Counsel
and Assistant Secretary

NSI SYSTEMS INC.

By: /s/ Kathleen A. Weigand
_____
Kathleen A. Weigand
Vice President and Assistant Secretary

(Page 12 of 16 Pages)

The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Lord Hollick and Messrs. Maciver and Plant are each citizens of England and Mr. Pfannschmidt is a citizen of Germany.

Name	Present Principal Occupation or Employment
Michael H. Armacost	Director of TRW and President of the Brookings Institution.
David M. Cote	Director, President and Chief Executive Officer.
Martin Feldstein	Director of TRW, Professor of Economics at Harvard University, and President and Chief Executive Officer of the National Bureau of Economic Research.
Kenneth W. Freeman	Director of TRW and Chairman of the Board and Chief Executive Officer of Quest Diagnostics Inc.
Robert M. Gates	Director of TRW, consultant, author and lecturer.
Joseph T. Gorman	Director and Chairman of the Board.
George H. Heilmeier	Director of TRW and Chairman Emeritus of Telcordia Technologies (formerly Bellcore).
Clive R. Hollick	Director of TRW and Director and Chief Executive of United Business Media plc.
Karen N. Horn	Director of TRW, Managing Director of Marsh Inc. and President, Marsh Private Client Services International of Marsh Inc.
Howard V. Knicely	Director and Executive Vice President, Human Resources and Communications.
David B. Lewis	Director of TRW and Chairman of the Board of Lewis & Munday, a Detroit law firm.
Lynn M. Martin	Director of TRW, consultant and lecturer.
John D. Ong	Director of TRW and Chairman Emeritus of The BFGoodrich Company.

Name	Present Principal Occupation or Employment
Timothy W. Hannemann	President and Chief Executive Officer, TRW Space & Electronics.
William B. Lawrence	Executive Vice President, General Counsel & Secretary.
William K. Maciver	President and Chief Executive Officer, TRW Aeronautical Systems.
Carl G. Miller	Executive Vice President & Chief Financial Officer.
Philip A. Odeen	Executive Vice President, TRW Washington Operations.
Heinz Pfannschmidt	President and Chief Executive Officer, TRW Automotive Electronics.
John C. Plant	President and Chief Executive Officer, TRW Chassis Systems.
James F. Smith	President and Chief Executive Officer, TRW Occupant Safety Systems.
Peter Staudhammer	Vice President, Science & Technology.
Donald C. Winter	President and Chief Executive Officer, TRW Systems.

The name and present principal occupation or employment of each director and executive officer of Merger Sub and certain other information are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment
David B. Goldston	Vice President, Assistant General Counsel and Assistant Secretary.
Marsha A . Klontz[1][2]	Vice President, Assistant General Counsel and Assistant Secretary.
William B. Lawrence[1]	Executive Vice President, General Counsel and Secretary.
Ronald P. Vargo	Vice President and Treasurer.
William B. Warren	Vice President and Assistant Treasurer.
Kathleen A. Weigand	Vice President, Assistant General Counsel and Assistant Secretary.

[1] Director of Merger Sub
[2] Principal business address is 12011 Sunset Hills Road, Reston, Virginia 20190-3285.

Listed below are the names and principal business addresses of and certain other information required by Item 2(a)-(f) of the Schedule 13D relating to the shareholders of Network Six with whom TRW and Merger Sub share voting and dispositive power over certain securities of Network Six.

Preferred Shareholder

The Preferred Shareholder is Saugatuck Capital Company Limited Partnership III, which is a Delaware limited partnership. The principal executive office of the Preferred Shareholder is One Canterbury Green, Stamford, Connecticut 06901. The Preferred Shareholder is engaged in the venture capital business.

Common Shareholders

The Common Shareholders are Alliance Capital Investment Corp. ("Alliance"), Ms. Stacie Greene, Jericho Capital Corp. SEP f/b/o Kenneth Greene ("Jericho SEP"), and Mr. Kenneth Greene. Set forth below is information concerning the Common Shareholders:

Alliance: Alliance Capital Investments Corp. is a Nevada corporation. The address of Alliance is 125 West Shore Road, Huntington, New York 11743. Alliance is a private investor.

Ms Stacie Greene: Ms. Stacie Greene's business address is 125 West Shore Road, Huntington, New York 11743. Ms. Greene is president of Alliance and is a private investor. Ms. Greene is a citizen of the United States.

Jericho Capital Corp. SEP f/b/o Kenneth Greene: Jericho Capital Corp. ("Jericho") is a Nevada corporation. The address of the Jericho SEP is 125 West Shore Road, Huntington, New York 11743. Jericho SEP is an SEP plan.

Mr. Kenneth Greene: Mr. Kenneth Greene's business address is 125 West Shore Road, Huntington, New York 11743. Mr. Greene is a private investor. He is also president of Jericho, which is a private investor. Mr. Greene is a citizen of the United States.

Employee Shareholders

Kenneth C. Kirsch is a citizen of the United States whose principal place of business is 475 Kilvert Street, Warwick, Rhode Island 02886. Mr. Kirsch's principal occupation is serving as Chairman, President and Chief Executive Officer of Network Six.

Kenneth C. Kirsch Revocable Trust – 1993 is a trust organized under the laws of the State of Rhode Island whose principal place of business is 475 Kilvert Street, Warwick, Rhode Island 02886.

Donna J. Guido is a citizen of the United States whose principal place of business is 475 Kilvert Street, Warwick, Rhode Island 02886. Ms. Guido's principal occupation is serving as Vice President, Information Systems of Network Six.